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              Nikhil Cheerharan

     ncheerharan@ruddylaw.com

1225 15th Street NW     Washington, DC 20005
Telephone (202) 797-0762     Fax (202) 318-0543



March 29, 2024

VIA EDGAR

Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities Exchange Commission


          Re:       RS Fund LP
                    NeuroMetrix, Inc.
                    Schedule 13D Filed by RS Fund LP
                    Filed February 26, 2024
                    File No. 005-80350
                    Amendment to the Registration Statement on Form 13D Initial filing number 0001171520-24-000139

To the Division of Corporation Finance:

The law firm of Ruddy Gregory, PLLC represents Mr. Ryan Siegal and RS Fund LP.

Mr. Siegal and RS Fund LP have revised a prior Schedule 13D filing that was completed for Neurometrix
Inc. (Nasdaq: NURO). The initial date of the filing was submitted on February 26, 2024.

The Adjustment Summary is as follows:

            Event date has been adjusted to February 23, 2024.
            Box 1 now includes reporting person Mr. Ryan Siegal, the controlling individual.
            Item 4 now includes more detail regarding    Purpose of Transaction
   and notes the actions that are
          inapplicable.
            Item 5(a) now notes Mr. Ryan Siegal as the beneficial owner of 150,000 shares of NeuroMetrix,
          Inc., representing 9.9% of the class of securities.
            Item 5(b) now notes Mr. Ryan Siegal has having the sole power to vote or to direct the vote with
          150,000 shares and Ryan Siegal sole power to dispose or to direct the disposition of 150,000 shares.
          Also noted Ryan Siegal percent of class as 9.9%.
            Item 5(c) now notes that Mr. Ryan Siegal made the sale on March 4, 2024; the amount of securities involved were 4,636 shares of Common Stock, for an average price of $4.2574, with the transaction occurring through an open market acquisition.

Should you have any questions or comments, please feel free to contact me telephone at 202-797-0762 or via email at ncheerharan@ruddylaw.com.
 Sincerely,



Nikhil Cheerharan